Exhibit 99.1

June 6, 2019

The Manager—Listing

BSE Limited

(BSE: 507685)

The Manager—Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Completion of Divestment of Wipro’s Workday and Cornerstone OnDemand Business in Portugal, France and Sweden

Please refer to our letter dated April 2, 2019 informing about the completion of divestment of Wipro’s Workday & Cornerstone OnDemand Business in various jurisdictions, except Portugal, France and Sweden, effective March 31, 2019, to Alight Solutions LLC and its group companies and receipt of aggregate consideration of USD 95.27 million out of USD 100 million towards the same.

We had also informed that the divestment of Wipro’s Workday & Cornerstone OnDemand Business in Portugal, France and Sweden is likely to be completed during the quarter ending June 30, 2019, subject to completion of requisite regulatory formalities and customary closing conditions.

As a further update, we would like to inform that the divestment of aforesaid business in Portugal, France and Sweden has been completed and the Company has received the remaining consideration of USD 4.73 million towards the same.

Thanking you,

For WIPRO LIMITED

/s/ M Sanaulla Khan
M Sanaulla Khan
Company Secretary